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Retirement Cornerstone(SM) -- Series ADV at a glance -- key features

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
Professional investment     The Retirement Cornerstone(SM) -- Series ADV variable investment options invest in different Portfolios
management                  managed by professional investment advisers.
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Guaranteed interest         o Principal and interest guarantees.
option                      o Interest rates set periodically.
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Tax advantages              o No tax on earnings inside the contract until you make withdrawals from your contract or receive anuity payments.
                            --------------------------------------------------------------------------------------------------------
                            o No tax on transfers among investment options inside the contract.
                            --------------------------------------------------------------------------------------------------------
                            If you are purchasing or contributing to an annuity contract which is an Individual Retirement Annuity
                            (IRA), you should be aware that such annuities do not provide tax deferral benefits beyond those already provided by the Internal Revenue Code for these types of arrangements. Before purchasing or contributing to one of the contracts, you should consider whether its features and benefits beyond tax deferral meet your needs and goals. You may also want to consider the relative features, benefits and costs of these annuities compared with any other investment that you may use in connection with your retirement plan or arrangement. Depending on your personal situation, the contract's Guaranteed benefits may have limited usefulness because of required minimum distributions ("RMDs").
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Guaranteed income benefit   The GIB guarantees, subject to certain restrictions, annual lifetime payments ("Lifetime GIB
("GIB")                     payments"), which will begin automatically at the earliest of: (i.) the contract date anniversary following the date your Protection with Investment Performance account value falls to zero, except as the result of a withdrawal in excess of your Annual withdrawal amount ("Excess withdrawal"); (ii.) the contract date anniversary following your 95th birthday; and (iii.) your contract's maturity date.
                            Lifetime GIB payments can be on a single or joint life basis. YOUR LIFETIME GIB PAYMENTS ARE
                            CALCULATED BY APPLYING A PERCENTAGE (WHICH IS BASED ON YOUR AGE AT THE TIME YOUR PAYMENTS BEGIN) TO
                            YOUR GIB BENEFIT BASE. YOUR GIB BENEFIT BASE IS TIED TO AMOUNT YOU ALLOCATE TO YOUR PROTECTION WITH
                            INVESTMENT PERFORMANCE ACCOUNT. THE INVESTMENT OPTIONS AVAILABLE TO FUND YOUR PROTECTION WITH
                            INVESTMENT PERFORMANCE ACCOUNT ARE LIMITED. SEE "GIB BENEFIT BASE" IN "CONTRACTS FEATURES AND
                            BENEFITS" LATER IN THIS PROSPECTUS.

                            AN EXCESS WITHDRAWAL THAT REDUCES YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE TO ZERO
                            WILL CAUSE YOUR GIB TO TERMINATE. EVEN IF AN EXCESS WITHDRAWAL DOES NOT CAUSE YOUR GIB TO TERMINATE,
                            IT CAN GREATLY REDUCE YOUR GIB BENEFIT BASE AND THE VALUE OF YOUR BENEFIT. Beginning in the second contract year, and prior to the beginning of your Lifetime GIB payments, you can take your Annual withdrawal amount without reducing your GIB benefit base.

                            The GIB is issued with all eligible contracts unless you opt out at the time you apply for your
                            Retirement Cornerstone(SM) -- Series ADV contract. See "Lifetime GIB payments" and "Annual withdrawal amount" under "Guaranteed income benefit" in "Contract features and benefits" later in this
                            Prospectus. ANY AMOUNTS YOU WISH TO BE CREDITED TOWARD YOUR GIB MUST BE ALLOCATED TO THE PROTECTION
                            WITH INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS. AMOUNTS INVESTED IN THE PROTECTION WITH
                            INVESTMENT PERFORMANCE VARIABLE INVESTMENT OPTIONS MUST BE ALLOCATED IN ACCORDANCE WITH CERTAIN
                            INVESTMENT RESTRICTIONS.
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

         Retirement Cornerstone(SM) -- Series ADV at a glance -- key features 11
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If you have not taken a withdrawal from your Protection with Investment
Performance account, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through a special money market dollar cost averaging program; plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any amounts transferred to the Protection with Investment Performance variable investment options.

                                      -OR-

o Your highest Protection with Investment Performance account value on any contract date anniversary up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions to a special money market dollar cost averaging program designated for the Protection with Investment Performance variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

If you take a withdrawal from your Protection with Investment Performance account, your Highest Anniversary Value benefit base will be reduced on a pro-rata basis. Reduction on a pro-rata basis means that we calculate the percentage of your Protection with Investment Performance account value that is being withdrawn and we reduce your Highest Anniversary Value benefit base by the same percentage.

At any time after a withdrawal, your Highest Anniversary Value benefit base is equal to one of the following -- whichever provides a higher amount:

o Your Highest Anniversary Value benefit base immediately following the most recent withdrawal (plus any transfers to the Protection with Investment Performance variable investment options made since the most recent "reset" of the Highest Anniversary Value benefit base that established your Protection with Investment Performance account value as your new Highest Anniversary Value benefit base).

                                      -OR-

o Your highest Protection with Investment Performance value on any contract date anniversary after the withdrawal up to the contract date anniversary following the owner's (or older joint owner's, if applicable) 85th birthday (plus any transfers to the Protection with Investment Performance variable investment options and contributions to the account for special money market dollar cost averaging designated for the Protection with Investment Performance variable investment options, made since the most recent "reset" of the Highest Anniversary Value benefit base).

Please see Appendix II later in this Prospectus for an example of how the Highest Anniversary Value benefit base is calculated.


"GREATER OF" DEATH BENEFIT

Your "Greater of" guaranteed minimum death benefit has a benefit base. The benefit base is not an account value or cash value. It is equal to the greater of:

o The benefit base computed for the Highest Anniversary Value death benefit (described immediately above); and

o  The Roll-up to age 85 death benefit base.

The Roll-up to age 85 benefit base is used only in connection with the "Greater of" death benefit. It is equal to:

o Your initial contribution and any subsequent contributions to the Protection with Investment Performance variable investment options, either directly or through the account for special money market dollar cost averaging;
   plus

o Any amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options; plus

o Any transfers to the Protection with Investment Performance variable investment options; less

o  A deduction that reflects any "Excess withdrawal" amounts; plus

o Any "Deferral bonus Roll-up amount" OR "Annual Roll-up amount" minus a deduction that reflects any withdrawals up to the Annual withdrawal amount.

                                      -OR-

The "reset" value for every third contract date anniversary from the contract date up to your 85th birthday. (The Roll-up to age 85 benefit base reset is described below.)

--------------------------------------------------------------------------------
The Deferral bonus Roll-up amount and the Annual Roll-up amounts are amounts credited to the benefit bases of your Guaranteed benefits on each contract date anniversary. These amounts are calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The calculation of both the Deferral bonus Roll-up amount and the Annual Roll-up amount are discussed later in this section.
--------------------------------------------------------------------------------

In order to select the "Greater of" death benefit, you must also have the GIB. Beginning in the second contract year after you fund your Protection with Investment Performance account, if your Lifetime GIB payments under the GIB have not begun, you may withdraw up to your Annual withdrawal amount without reducing your Roll-up to age 85 benefit base. However, these same withdrawals will reduce the Annual Roll-up amount that would otherwise be applied to your Roll-up to age 85 benefit base at the end of the year. Remember that the Roll-up amount applicable under your contract does not become part of your Roll-up to age 85 benefit base until the end of the contract year.


                                              Contract features and benefits  49
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IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL
AMOUNT WILL HAVE A HARMFUL EFFECT ON YOUR ROLL-UP TO AGE 85 BENEFIT BASE AND YOUR "GREATER OF" DEATH BENEFIT. AN EXCESS WITHDRAWAL REDUCES YOUR ROLL-UP TO AGE 85 BENEFIT BASE ON A PRO-RATA BASIS. A WITHDRAWAL FROM YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IS FUNDED IS TREATED JUST LIKE
AN EXCESS WITHDRAWAL. A WITHDRAWAL THAT CAUSES YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE TO GO TO ZERO WILL TERMINATE YOUR "GREATER OF" DEATH BENEFIT.

A withdrawal from your Protection with Investment Performance account in the first contract year in which the Protection with Investment Performance account is funded will reduce your Roll-up to age 85 benefit base on a pro-rata basis. The reduction of your Roll-up to age 85 benefit base on a pro-rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current Roll-up to age 85 benefit base by the same percentage. A pro-rata withdrawal will have a significant adverse effect on your Roll-up to age 85 benefit base in cases where the Protection with Investment Performance account value is less than the Roll-up to age 85 benefit base. For an example of how pro-rata reduction works, see "How withdrawals affect your Guaranteed benefits" later in this section.

For more information, see "Annual Roll-up amount and Annual Roll-up to age 85 benefit base adjustment" later in this Prospectus.

                    --------------------------------------

ANNUAL ROLL-UP RATE

The Annual Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base for the contract year in which the first withdrawal is made from your Protection with Investment Performance account and all subsequent years. THE ANNUAL ROLL-UP RATE USED FOR THE ROLL-UP TO AGE 85 COMPONENT OF THE "GREATER OF" DEATH BENEFIT IS ALWAYS THE SAME AS THE ANNUAL ROLL-UP RATE UNDER YOUR GIB. This rate is calculated using the Ten-Year Treasuries Rate Formula. See "Annual Roll-up Rate" under "Guaranteed income benefit" in Contract features and benefits for more information regarding this formula.

A different Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base in the contract years prior to the first withdrawal from your Protection with Investment Performance account -- the Deferral bonus Roll-up rate, described below.


DEFERRAL BONUS ROLL-UP RATE

The Deferral bonus Roll-up rate is used to calculate amounts credited to your Roll-up to age 85 benefit base until a withdrawal is made from your Protection with Investment Performance account.

Beginning in the first contract year in which you fund your Protection with Investment Performance account, the Roll-up amount credited to your Roll-up to age 85 benefit base at the end of the contract year (the "Deferral bonus Roll-up amount") will be calculated using the Deferral bonus Roll-up rate. Once you take a withdrawal from your Protection with Investment Performance account, the Deferral bonus Roll-up rate will not be applied at the end of the contract year in which the withdrawal was taken and will terminate for the life of the contract. The Deferral bonus Roll-up rate used for the Roll-up to age 85 component of the "Greater of" death benefit is always the same as the Deferral bonus Roll-up rate under your GIB. This rate is calculated using the Deferral bonus Ten-Year Treasuries Rate Formula. See "Deferral bonus Roll-up Rate" under "Guaranteed income benefit" in "Contract features and benefits" for more information regarding this formula.

The Deferral bonus Roll-up rate is designed as an incentive to defer taking your first withdrawal from your Protection with Investment Performance account until later contract years while potentially building greater Guaranteed benefit bases.

NEW BUSINESS RATES. The new business Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the new business rates we set for the GIB. See "New business rates" under Guaranteed income benefit in "Contract features and benefits" for more information.

75 DAY RATE LOCK-IN. When you select the "Greater of" death benefit with the GIB, the 75 day rate lock in applies to both the Annual Roll-up rate and Deferral bonus Roll-up under both Guaranteed benefits. For more information, including an example of how the 75 day rate lock-in works, see "Guaranteed income benefit" in "Contract features and benefits."

RENEWAL RATES. The renewal Roll-up rates we set for the Roll-up to age 85 benefit base are the same as the renewal rates we set for the GIB. For more information, see "Renewal rates" under "Guaranteed income benefit" in Contract features and benefits.

NOTIFICATION OF RENEWAL RATES. If you have the "Greater of" death benefit at issue, your contract will indicate the Annual Roll-up rate and Deferral bonus Roll-up rate for your first contract year. These rates may not be the same rates that were illustrated prior to your purchase of the contract. If you choose to fund your "Greater of" death benefit (and your GIB) after issue, you can contact a Customer Service Representative to find out the current Annual Roll-up rate and if applicable, Deferral bonus Roll-up rate for your contract. In addition, your annual statement of contract values will show your current Renewal rates as well as the previous year's Annual Roll-up rate and Deferral bonus Roll-up rate for your contract. The information can also be found online, through your Online Access Account.


ANNUAL ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE ADJUSTMENT

The Annual Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the Annual Roll-up rate under your contract, contributions and transfers to the Protection with Investment Performance account during the contract year and any withdrawals of the Annual withdrawal amount during the contract year. The Annual Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base.

Your Annual Roll-up amount is calculated as follows:

50  Contract features and benefits
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o  Your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

o The Annual Roll-up rate that was in effect on the first day of the contract year; plus

o A pro-rated Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; plus

o A pro-rated Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; less

o Any withdrawals of the Annual withdrawal amount resulting in a dollar-for-dollar reduction of the Annual Roll-up amount.

Withdrawals in excess of the Annual withdrawal amount may have a harmful effect on your "Greater of" death benefit. A withdrawal in excess of your Annual withdrawal amount will always reduce your Roll-up to age 85 benefit base on a pro-rata basis. When the annuitant reaches age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount. For more information, see "How withdrawals affect your Guaranteed benefits" later in this section.


DEFERRAL BONUS ROLL-UP AMOUNT AND ANNUAL ROLL-UP TO AGE 85 BENEFIT BASE
ADJUSTMENT

The Deferral bonus Roll-up amount is an amount credited to your Roll-up to age 85 benefit base on each contract date anniversary provided you have not taken a withdrawal from your Protection with Investment Performance account. This amount is calculated by taking into account your Roll-up to age 85 benefit base from the preceding contract date anniversary, the applicable Deferral bonus Roll-up rate under your contract, and contributions and transfers to the Protection with Investment Performance account during the contract year. The Deferral bonus Roll-up amount adjustment to your Roll-up to age 85 benefit base is the primary way to increase the value of the Roll-up to age 85 component of your "Greater of" death benefit base.

Your Deferral bonus Roll-up amount is calculated as follows:

o your Roll-up to age 85 benefit base on the preceding contract date anniversary, multiplied by:

o the Deferral bonus Roll-up rate that was in effect on the first day of the contract year; plus

o a pro-rated Deferral bonus Roll-up amount for any transfer or contribution to the Protection with Investment Performance variable investment options, either directly or through the special money market dollar cost averaging program, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution; plus

o a pro-rated Deferral bonus Roll-up amount for any contribution amounts in the account for special money market dollar cost averaging that are designated for future transfers to the Protection with Investment Performance variable investment options, during the contract year pro-rated based on the number of days in the contract year after the transfer or contribution.

                    --------------------------------------

THE ROLL-UP TO AGE 85 BENEFIT BASE STOPS ROLLING UP ON THE CONTRACT DATE ANNIVERSARY FOLLOWING THE OWNER'S (OR OLDER JOINT OWNER, IF APPLICABLE) 85TH BIRTHDAY.

IT IS IMPORTANT TO NOTE THAT WITHDRAWALS IN EXCESS OF YOUR ANNUAL WITHDRAWAL AMOUNT WILL HAVE A HARMFUL EFFECT ON YOUR ROLL-UP TO AGE 85 BENEFIT BASE AND YOUR "GREATER OF" DEATH BENEFIT. AN EXCESS WITHDRAWAL REDUCES YOUR ROLL-UP TO AGE 85 BENEFIT BASE ON A PRO-RATA BASIS. A WITHDRAWAL FROM YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IN THE FIRST CONTRACT YEAR IN WHICH THE PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT IS FUNDED IS TREATED JUST LIKE AN EXCESS WITHDRAWAL. A WITHDRAWAL THAT CAUSES YOUR PROTECTION WITH INVESTMENT PERFORMANCE ACCOUNT VALUE TO GO TO ZERO WILL TERMINATE YOUR "GREATER OF" DEATH BENEFIT.


ROLL-UP TO AGE 85 BENEFIT BASE RESET

This section describes how the Roll-up to age 85 benefit base reset works in connection with the calculation of your "Greater of" death benefit.

Your Roll-up to age 85 benefit base will automatically "reset" to equal the Protection with Investment Performance account value, if higher, every three contract years from your contract issue date, up to the contract date anniversary following your 85th birthday. If you choose to fund your Protection with Investment Performance account after issue, the eligibility for resets every three years is still based on the contract issue date and not the date that you first funded the Protection with Investment Performance account.

If a reset is not applicable on any eligible contract date anniversary, the Roll-up to age 85 benefit base will not be eligible to be reset again until the next eligible contract date anniversary. For example, even if the Roll-up to age 85 benefit base did not reset on the third contract date anniversary, it will not be eligible again for a reset until the sixth contract date anniversary. For jointly-owned contracts, eligibility to reset the Roll-up to age 85 benefit base is based on the age of the older owner. For non-naturally owned contracts, eligibility is based on the age of the annuitant or older joint annuitant.

--------------------------------------------------------------------------------
Whether you fund your "Greater of" death benefit at contract issue or some later date, the contract date anniversaries on which your Roll-up to age 85 benefit base is eligible for a reset are the same.
--------------------------------------------------------------------------------

WE RESERVE THE RIGHT TO INCREASE THE FEE FOR THE "GREATER OF" DEATH BENEFIT IF THE ROLL-UP TO AGE 85 BENEFIT BASE RESETS. Please see the "Fee table" earlier in this Prospectus and "Charges and expenses" later in this Prospectus for more information about the charge. Your Roll-up to age 85 benefit base will reset automatically unless you opt out. We will notify you at least 45 days prior to your contract date anniversary if your Roll-up to age 85 benefit base is eli-


                                              Contract features and benefits  51
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gible for a reset and if a fee increase for the "Greater of" death benefit has been declared. If you do not want your fee to increase, you must notify us in writing at least 30 days prior to the contract date anniversary on which your Roll-up to age 85 benefit base could reset that you want to opt out of the reset. You can send us a written request to opt back in to automatic resets at a later date. The current fee for the "Greater of" death benefit will apply upon the next reset. Your Roll-up to age 85 benefit base would be eligible for resets based on the same schedule: every three contract years from the contract issue date.

If we do not increase the charge for the "Greater of" death benefit when the Roll-up to age 85 benefit base resets, the total dollar amount charged on future contract date anniversaries may still increase as a result of the reset since the charges may be applied to a higher "Greater of" death benefit base than would have been otherwise applied. See "Charges and expenses" later in this Prospectus for more information.

--------------------------------------------------------------------------------
If you have both the GIB and the "Greater of" death benefit, the GIB benefit base and the Roll-up to age 85 death benefit base are equal until age 85. Beginning on the contract date anniversary following age 85, your Roll-up to age 85 benefit base that is part of your "Greater of" Guaranteed minimum death benefit, will (i) no longer roll up; (ii) no longer be eligible for resets; and be reduced dollar-for dollar by withdrawals up to your Annual withdrawal amount.
--------------------------------------------------------------------------------

For contracts with non-natural owners, the Roll-up to age 85 benefit base will be based on the annuitant's (or older joint annuitant's) age.

Please see Appendix II later in this Prospectus for an example of how the Roll-up to age 85 benefit base that is part of the "Greater of" guaranteed minimum death benefit is calculated.

                    --------------------------------------

If you change ownership of the contract, generally the Guaranteed minimum death benefit will automatically terminate, except under certain circumstances. See "Transfers of ownership, collateral assignments, loans and borrowing" in "More information" later in this Prospectus for more information.

The Guaranteed minimum death benefits are subject to state availability and your age at contract issue. For a state-by-state description of all material variations of this contract, see Appendix IV later in this Prospectus.

For contracts with non-natural owners, the available death benefits are based on the annuitant's age.

Please see both "Effect of your account values falling to zero" in "Determining your contract's value" and "How withdrawals affect your Guaranteed benefits" later in this section and the section entitled "Charges and expenses" later in this Prospectus for more information on these Guaranteed benefits.

See Appendix II later in this Prospectus for examples of how the benefit bases for the Guaranteed minimum death benefits work.

HOW WITHDRAWALS AFFECT YOUR GUARANTEED BENEFITS

In general, withdrawals from your Protection with Investment Performance account will reduce your Guaranteed benefit bases on a pro-rata basis. Reduction on a pro-rata basis means that we calculate the percentage of your current Protection with Investment Performance account value that is being withdrawn and we reduce your current Guaranteed benefit bases by the same percentage.

For example, if your Protection with Investment Performance account value is $30,000 and you withdraw $12,000, you have withdrawn 40% of your Protection with Investment Performance account value. If your Guaranteed benefit base was $40,000 before the withdrawal, it would be reduced by $16,000 ($40,000 X .40) and your new Guaranteed benefit base after the withdrawal would be $24,000 ($40,000 - $16,000). If your Protection with Investment Performance account value is greater than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will be less than the withdrawal.

A pro-rata deduction means that if you take a withdrawal that reduces your Guaranteed benefit bases on a pro-rata basis and your Protection with Investment Performance account value is less than your Guaranteed benefit base, the amount of the Guaranteed benefit base reduction will exceed the amount of the withdrawal.

Withdrawals from your Protection with Investment Performance account always reduce your Highest Anniversary Value benefit base and Return of Principal benefit base on a pro-rata basis, as described above.

Withdrawals affect your GIB benefit base and Roll-up to age 85 benefit base, as follows:

o A withdrawal from your Protection with Investment Performance account in the first contract year will reduce your GIB benefit base and Roll-up to age
   85 benefit base on a pro-rata basis.

o Beginning in the second contract year, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your GIB benefit base.

o Beginning in the second contract year and until the contract date anniversary after age 85, if your Lifetime GIB payments have not begun, withdrawals up to your Annual withdrawal amount will not reduce your Roll-up to age 85 benefit base.

o Beginning on the contract date anniversary after age 85, withdrawals will reduce your Roll-up to age 85 benefit base on a dollar-for-dollar basis up to your Annual withdrawal amount.

o A withdrawal in excess of your Annual withdrawal amount ("Excess withdrawal") will always reduce your GIB benefit base and Roll-up to age 85 benefit base on a pro-rata basis. This means that once a withdrawal is taken that causes the sum of the withdrawals from your Protection with Investment Performance account to exceed the Annual withdrawal amount, that portion of the withdrawal that exceeds the Annual withdrawal amount and any subsequent withdrawals from your Protection with Investment Performance account in that contract year will reduce the GIB benefit base and Roll-up to age 85 benefit base on a pro-rata basis.

Please see Appendix VI later in this Prospectus for examples of how withdrawals affect your Guaranteed benefit bases.

DROPPING OR CHANGING YOUR GUARANTEED BENEFITS

You can drop or change your Guaranteed benefits, subject to our rules. Your ability to do so depends on whether you have funded your Pro-


52  Contract features and benefits